MONARCH PLAZA SUITE 1600 3414 PEACHTREE ROAD N.E. ATLANTA, GEORGIA 30326 PHONE: 404.577.6000 FAX: 404.221.6501 WWW.BAKERDONELSON.COM

MICHAEL K. RAFTER

DIRECT DIAL: 404.443.6702

DIRECT FAX: 404.238.9626

MRAFTER@BAKERDONELSON.COM

February 19, 2015

VIA E-MAIL

Ms. Jennifer Gowetsky

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Strategic Storage Trust II, Inc. (the “Company”)

Post-Effective Amendment No. 3 to Registration Statement on Form S-11

Filed February 6, 2015

Your File No.: 333-190983

Dear Ms. Gowetsky:

On behalf of our client, Strategic Storage Trust II, Inc. (the “Company”), we are submitting this letter regarding the Company’s Post-Effective Amendment No. 3 to the Registration Statement on Form S-11 filed on February 6, 2015. This letter includes our responses to the comments received from you via telephone call on February 17, 2015, with Kara Davis of our firm. We have reproduced your comments and included our responses below each comment.

1. Disclose in a tabular format the Company’s distribution coverage, which includes total distributions, amounts used for the distribution reinvestment plan and amounts from offering proceeds and/or other financing sources. Also include a brief statement that since all distributions are currently funded through offering proceeds, that it is dilutive to the Company’s stockholders. In addition, update the risk factor regarding distributions to state how much of the Company’s distributions have come from offering proceeds.

Response: In response to this comment, the Company agrees to include in its next supplement, filed pursuant to Rule 424(b)(3) of the Securities Exchange Act of 1934, a table that discloses the Company’s distribution coverage in the manner you requested, a statement regarding how the use of offering proceeds to fund distributions affects stockholders and an update to the risk factor regarding distributions to state how much of the Company’s distributions were funded with offering proceeds. We respectfully request that you clear this comment.

2. Sponsor & Affiliate Compensation—Disclose in tabular format the fees paid by the Company to its sponsor and its affiliates, including offering fees, acquisition fees and management fees, fees incurred but not yet paid and whether the sponsor has paid any of the fees.

Response: Please note that the Company had disclosed in footnote 3 to its unaudited financial statements for the nine months ended September 30, 2014, in tabular format, the fees and

Ms. Jennifer Gowetsky

February 19, 2015

expenses incurred by the Company relating to the sponsor and its affiliates. However, In response to this comment, the Company agrees to include in its next supplement, filed pursuant to Rule 424(b)(3) of the Securities Exchange Act of 1934, a table that discloses the fees and expenses incurred by the Company relating to the sponsor and its affiliates, including offering fees, acquisition fees, and management fees, showing the fees paid and payable to the sponsor and its affiliates. We respectfully request that you clear this comment.

3. Redemption History – A statement regarding redemption history should be included in each supplement that states either that no stockholders are currently eligible to redeem pursuant to the share redemption program or if there haven’t been any redemption requests or if there have been requests, how many requests and whether the stockholders have been redeemed.

Response: In response to this comment, the Company agrees to include in its next supplement, filed pursuant to Rule 424(b)(3) of the Securities Exchange Act of 1934, a statement indicating that no redemptions were eligible to be made or actually made to date. We respectfully request that you clear this comment.

Through confirmation of this letter, we respectfully request that the United States Securities and Exchange Commission declare effective the Company’s Post-Effective Amendment No. 3 to Registration Statement on Form S-11, filed on February 6, 2015. Please contact me as provided above if you have any additional questions or comments.

Very truly yours,

/s/ Michael K. Rafter
Michael K. Rafter
BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, PC